Contact

www.linkedin.com/in/larsrissmann
(LinkedIn)
www.myblack011.com (Company)
www.blackwireless.com
(Company)
larsrissmann.brandyourself.com/
(Personal)

Top Skills

Telecommunications

Wireless

Business Development

Languages

German

English

Certifications

Digital Marketing - SEO - SEM

Digital Marketing

Lars R.

COO & Co-Founder Groomit for Pets - eCommerce - StartUps -
Mobile Applications
New York City Metropolitan Area

Summary

Dynamic career reflecting over 15 years of executive experience
and record-breaking performance greatly increasing profits for
industry leaders. Results-driven, multilingual professional who spurs
new business through excellent customer service and establishing
long-term partnerships with key clients to increase channel
revenue. Outstanding tenure with a history showcasing promotions
to positions handling additional authority and responsibility.
Consistently exceeds all personal and corporate quotas in highly
competitive environments. Self-starter with a track record that
demonstrates motivation, focus, and the creativity to achieve both
personal and corporate goals.

Experience

Groomit for Pets
Chief Operations Officer
February 2017 - Present (8 years 5 months)
New York, New York

Working with CEO, executive team and investors to define and execute growth
strategies

- Business Development, Marketing, Sales

- Recruiting and team building

- Financing and Venture Capitalist

- UX Design and app development

Lebara
Sales Represantative - East USA
April 2015 - August 2016 (1 year 5 months)
Greater New York City Area

- Developing strategy, tactics, sales plans and profit targets

- Plan and execute innovative direct marketing and sales activities

- Ensured strong client relations and prompt inventory by accurately managing all supply chain and customer service aspects of the region
- Developed innovative and successful local and national market level initiatives and promotions to build brand development and recognition
- Leveraged consultative sales strengths to identify opportunities, nurture relationships and close deals
- Developed lasting relationships with contacts at which prove to be an excellent referral source

Black Wireless
Director of Sales and Business Development
August 2014 - April 2015 (9 months)

- Continuously improve processes to successfully manage Business Development, Marketing, &   Account Management teams & have increased online revenues by over 120%
- Streamlined day-to-day operations of the E-Commerce Platform
- Managing Social Media & Online Marketing Platform & Budget
- Develop and grow relationships with key distribution and carrier partners
- Plan and execute direct marketing and sales activities to develop sales
- Maintain and develop new and existing clients through planned individual account support
- Provide strategic leadership in Internet Marketing; including SEO of blog posts, website content, email strategy, and landing page optimization, resulting in a 300% - 500% increase in engagement across the board.
- Strategically analyze market conditions and perform competitive analysis and market research on consumer pain points and further craft compelling copy for marketing materials including white papers, data sheets, case studies, and product sheets for senior management to be integrated into key campaign development.

Mox Telecom America Inc.
14 years 5 months

Director of Sales America
June 2006 - July 2014 (8 years 2 months)

- Identifying and reporting on business opportunities in target markets
- Maximizing new business development opportunities
- Developing strategy, tactics, sales plans and profit targets
- Lead and developed a team of tenured sales professionals resulting in consistently exceeding sales quotas
- Plan and execute innovative direct marketing and sales activities

- Implemented highly successful technology solutions for streamlining new product introduction, product lifecycle management, VOIP rollouts and back office integration
- Lead and developed a team of tenured sales professionals resulting in consistently exceeding sales quotas by generating over $xxxx in net profit
- Ensured strong client relations and prompt inventory by accurately managing all supply chain and customer service aspects of the region
- Developed innovative and successful local and national market level initiatives and promotions to build brand development and recognition
- Developed and promoted three sales representatives into management roles – including two new college recruits
- Exceeded corporate and personal quotas on a consistent basis, breaking prior records and earning numerous incentive awards
- Leveraged consultative sales strengths to identify opportunities, nurture relationships and close deals
- Developed lasting relationships with contacts at which prove to be an excellent referral source
- Worked with the service departments to create procedures to increase customer service and improve customer satisfaction and loyalty

Director of Sales Germany
March 2000 - May 2006 (6 years 3 months)
Ratingen / Germany

- Developing strategy, tactics, sales plans and profit targets while under strict budget constraints and always exceeding expectations
- Developed innovative and successful local and national market level initiatives and promotions to build brand recognition
- Identifying and reporting on business opportunities in target markets
- Representing the business at conferences, trade fairs and networking events
- Ensured strong client relations and prompt inventory by accurately managing all supply chain

Debitel AG
Sales Representative
May 1998 - February 2000 (1 year 10 months)

- Managed closing duties, including restocking items and reconciliation of the cash drawer
- Collaborated with other team members on special projects
- Set up in Store events & promotions

Wallwitz GmbH
Gross und Aussenhandelskaufmann
September 1995 - August 1998 (3 years)

Apprenticeship Sales & Distribution

http://en.wikipedia.org/wiki/Apprenticeship

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Education

Ashford University

In Progress, Business Administration and Management, General · (2013)

Hoehere Handeslsschule (Business)

Fachhochschulreife, Business/Commerce, General · (1993 - 1995)